UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014
Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)

N.A.
(Translation of registrant’s name into English)

COLOMBIA
(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Alberto Vargas
Name:	Alberto Vargas
Title:	Acting Chief Financial Officer

Date: September 9, 2014

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RECENT DEVELOPMENTS

The following discussion of Ecopetrol S.A.’s (which we refer to as “Ecopetrol,” the “Company” or “we”) results of operations for the six-month periods ended June 30, 2014 and 2013 should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on April 25, 2014 (which we refer to as the “Form 20-F”) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with our unaudited unconsolidated interim financial statements as of June 30, 2014 and March 31, 2014 and for the six-month periods ended June 30, 2014 and 2013, as filed with the SEC on Form 6-K on September 9, 2014 (which we refer to as the “unaudited unconsolidated interim financial statements”). We hereby designate this report on Form 6-K as being incorporated by reference into our registration statement on Form F-3, as filed with the SEC on July 26, 2013 (File No. 333-190198).

Our unaudited unconsolidated interim financial statements have been prepared in accordance with Colombian Government Entity generally accepted accounting principles, or Colombian Government Entity GAAP, which differs in certain material respects from U.S. GAAP. See Note 35 to our consolidated financial statements included in our Form 20-F for a description of the principal differences between Colombian Government Entity GAAP and U.S. GAAP as applied to our annual audited consolidated financial statements.

Overview

Ecopetrol’s financial results for the second quarter of 2014 reflect the positive effect of international crude prices, which offset a difficult operating environment characterized by attacks on our infrastructure, blockades by communities and delays in the development of facilities for key projects. Ecopetrol’s net income for the six-month period ended June 30, 2014 was Ps$6.1 trillion. Average production (including interests in affiliates and subsidiaries) was 750.2 mboed, which reflects a decrease of 4.4% compared to the first half of 2013.

During the first half of 2014, the international reference price of crude oil, the price of ICE Brent crude, has shown stability compared to prior years. On June 19, 2014, the price of ICE Brent crude reached a high for the year of USD $115.06 per barrel in response to two geopolitical factors: first, the possibility that production and exports of crude from Iraq could be negatively affected after the Islamic State of Iraq and the Levant (ISIS) took over the cities of Mosul and Tikrit and stated that it was ready to march on to Baghdad; and second, the blocking of terminals, fields and pipelines in Libya by anti-government militias.  However, since the main production fields of Iraq in the south of the country have remained unaffected, there has been a recent reduction in the geopolitical risk premium embedded in crude oil prices, which in turn has resulted in a significant decrease in the number of future contracts bought, relative to those sold, by investors. Consequently, the price of ICE Brent crude fell to USD $101.56 per barrel on August 19, 2014, its lowest level for the year. During the upcoming months, we expect demand to recede cyclically with the autumn refinery maintenance programs, which could weigh negatively on prices. However, the risk of supply disruptions remains present.

In regards to the performance of the global economy, since the fourth quarter of 2013, some of the more developed countries have begun to show strength in the pace of their economic recovery. However, because of a severe winter, the growth of the United States’ economy in the first half of 2014 came in below expectations. Nonetheless, August 2014’s labor market data, together with other industry indicators and the consumer/business confidence indexes, all point to a firm recovery of the US economy. In contrast, China, the world’s second largest oil consumer, showed weak macroeconomic data and a deceleration in its growth path in the first half of 2014. For the second half of the year, analysts expect stability, as Chinese crude imports were stronger in the seven months of 2014, led by commercial inventory build-up, strategic petroleum reserve increases and more crude processed by some independent refineries.

In the midst of an international environment characterized by stable global demand and a slight drop in the price of commodities, Colombia’s economic growth beat expectations in the first half of 2014, with gross domestic product (“GDP”) growing at a rate of 6.4%, a surge in public spending, and a strong increase in internal demand, particularly private consumption and investment.  The acceleration of growth may result in the Colombian Central Bank stepping up the pace of interest rate hikes to prevent the economy from overheating. In terms of prices, in the first seven months of 2014, the annualized inflation rate approached the midpoint of the Colombian Central Bank’s target range (2% - 4%) as a result of a rise in the prices of food products and education.

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Results of operations for the six-month period ended June 30, 2014 compared to the six-month period ended June 30, 2013.

The following table sets forth components of our unaudited unconsolidated income statement for the six-month periods ended June 30, 2014 and 2013.

	For the six-month period ended June 30,		% change
	2014	2013
	(unconsolidated, unaudited) (Pesos in millions)
Revenues
Total Revenue	30,718,296	30,094,516	2.1%

Cost of Sales	19,870,592	18,159,318	9.4%
Gross Margin	10,847,704	11,935,198	(9.1)%

Operating Expenses	2,134,077	1,882,817	13.3%
Operating Income	8,713,627	10,052,381	(13.3)%

Non-operating income (expenses)	556,615	375,777	48.1%
Income before income tax	9,270,242	10,428,158	(11.1)%

Income tax:	3,196,568	3,678,669	(13.1)%

Net Income	6,073,674	6,749,489	(10.0)%

Total Revenues

In the six-month period ended June 30, 2014, total revenues increased by 2.1% as compared to the same period in 2013, mainly due to a devaluation of 7.2% in the average Ps$/US$ exchange rate. See also “Item 5. Operating and Financial Review and Prospects” in our Form 20-F.

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The following table sets forth our foreign and local sales of crude oil, natural gas and refined products for the six-month periods ended June 30, 2014 and 2013.

	For the six-month period ended June 30,		% Change
	2014	2013
Crude oil:	(unconsolidated)
Local sales (mbod)	50.8	29.6	71.5%
Foreign sales (mbod)	466.7	529.7	(11.9)%
Average price per local barrel (USD/bl)	86.8	59.7	45.3%
Average price per export barrel (USD/bl)	97.7	100.4	(2.7)%

Natural gas:
Local sales (mboed)	81.8	62.0	31.9%
Foreign sales (mboed)	20.6	26.5	(22.4)%
Average local price (USD/bl)	22.5	25.4	(11.3)%
Average export price (USD/bl)	32.3	33.5	(3.7)%

Refined products (including petrochemicals and industrial products):
Product local sales (mboed)	224.6	211.2	6.3%
Foreign sales (mboed)	63.9	60.4	5.8%
Average local price per barrel (USD/bl)	114.8	115.0	(0.2)%
Average export price per barrel (USD/bl)	88.5	90.8	(2.5)%

Production segment sales

Crude oil

Local sales. In the six-month period ended June 30, 2014 as compared to the same period in 2013, local sales of crude oil increased by 71.5%, representing an increase of 21.2 mbod in volumes sold, mainly resulting from a higher level of local sales to our subsidiaries Hocol Petroleum Ltd. (“Hocol”) and Equión Energía Limited (“Equión”), making use of our transportation synergies.

Foreign sales. In the six-month period ended June 30, 2014 as compared to the same period in 2013, our foreign sales of crude oil, which include Export and Free Trade Zone sales (primarily to our consolidated subsidiary Refinería de Cartagena S.A. (“Reficar”)), decreased by 11.9% mainly as a result of the decreased levels of production due to pipeline transportation restrictions and also the cracking, visco and crude oil refining unit shutdowns in line with Reficar’s expansion and modernization project.

Natural gas

Local sales. In the six-month period ended June 30, 2014, as compared to the same period in 2013, local sales of natural gas increased by 31.9%, primarily due to increased demand from the thermal energy sector.

Foreign sales. In the six-month period ended June 30, 2014 as compared to the same period in 2013, foreign sales of natural gas, which include Export and Free Trade Zone sales, decreased 22.4%, due primarily to the shutdown of the Gibraltar plant from April 1 to May 25, 2014, as a result of attacks on our transportation infrastructure.

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Cost and Expenses

The following table sets forth the components of our cost of sales, operating expenses and operating income for the six-month periods ended June 30, 2014 and 2013.

	For the six-month period ended June 30,		% change
	2014	2013
	(unconsolidated, unaudited) (Pesos in millions)
Fixed cost of sales	3,935,763	3,764,503	4.5%
Variable cost of sales	15,934,829	14,394,815	10.7%

Total Cost of sales	19,870,592	18,159,318	9.4%

Operating expenses	2,134,077	1,882,817	13.3%

Operating income	8,713,627	10,052,381	(13.3)%

Cost of sales

Our total cost of sales is comprised of fixed cost of sales and variable cost of sales.

Our fixed cost of sales include, among others, contracted services, labor costs, maintenance, taxes and depreciation.  Our fixed cost of sales increased by 4.5% in the six-month period ended June 30, 2014 as compared to the same period in 2013, primarily as a result of the reasons described below.

Our variable cost of sales include, among others, purchases of hydrocarbons from the Agencia Nacional de Hidrocarburos (the “National Agency of Hydrocarbons” or “ANH”), purchases of crude oil from business partners, imported products, hydrocarbon transportation services, depletion of fields and inventories. Our variable cost of sale increased by 10.7% in the six-month period ended June 30, 2014 as compared to the same period in 2013 primarily as a result of the reasons described below. Variable costs represented 80.2% of our total cost of sales in the six-month period June 30, 2014 compared to 79.3% of our total cost of sales in the same period in 2013.

Our total cost of sales increased by 9.4% in the six-month period ended June 30, 2014 as compared to the same period in 2013, as a result of the following factors:

•	The increase in our fixed cost of sales was mainly due to:

o	An increase of Ps$77,445 million in our contracted services, particularly in the areas of security costs, management and communications and professional services.

o	An increase of Ps$113,447 million due to ongoing well and pipeline maintenance, including costs incurred after attacks on infrastructure (i.e. during the first half of 2014, our transportation infrastructure experienced a total of 64 attacks, that mainly affected the Caño Limon-Coveñas, Transandino and Bicentenario pipelines).

o	An increase of Ps$80,262 million in our labor costs, which increased primarily as a result of an increase in the number of our employees.

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•	The increase in our variable cost of sales was mainly due to:

o	An increase of Ps$814,202 million in hydrocarbon transportation services primarily due to:

(i)	the transfer of our transport assets to and the commencement of operations of Cenit Transporte y Logística de Hidrocaburos S.A.S. (“Cenit”) on April 1, 2013, which consequently led to higher transportation costs since Cenit began charging us for transportation services in oil and multipurpose pipelines.

(ii)	the payment of transportation fees to our subsidiary Oleoducto Bicentenario de Colombia S.A.S. (“Bicentenario”) for the transportation of hydrocarbons through the Bicentenario pipeline which began limited operations in late 2013.

(iii)	the effect of applying the new profit center business model with rates regulated by the Ministry of Mines and Energy for the transportation of crude through the Oleoducto Central S.A. (“Ocensa”) and Oleoducto de Colombia (“ODC”) pipelines as of February of 2013, leading to higher transport payments from us to Ocensa and ODC.

o	An increase of Ps$981,462 million in imported products, which was primarily due to purchases of low sulfur diesel, oil and diluent agents to facilitate the transportation of heavy crude oil. The increase was also driven by higher international benchmark oil prices and a 7.2% devaluation in the average Ps$/USD exchange rate.

o	An increase of Ps$189,457 million in accrued costs related to ANH royalty payments. These costs consist of any money collected in cash from the exploitation of natural gas, in accordance with Resolution No. 877, which became effective as of January 1, 2014 and establishes cash royalty payments to the ANH due to the development of natural gas fields in lieu of in-kind royalty payments.

The increase in our total cost of sales was partially offset by:

•	A decrease of Ps$249,035 million in hydrocarbon purchases primarily reflecting: (i) a decrease in local oil and gas purchases from the ANH primarily due to lower production in Colombia; (ii) a decrease in natural gas royalty purchases in accordance with Resolution No. 877 of September 25, 2013 (as described above); (iii) a decrease in crude oil purchases from third parties due to lower transport capacity in Colombia’s southern region and operational problems at crude oil fields operated by third parties; and

•	A decrease of Ps$31,765 million in taxes and contributions, primarily reflecting the effect of a lower non-deductible value added tax (VAT).

Operating expenses

In the six-month period ended June 30, 2014 as compared to the same period in 2013, our operating expenses increased by 13.3%, as a result of the net effect of:

•	An increase of 16.3%, or Ps$254,394 million, in our operation and project expenses mainly due to (i) an increase of Ps$266,800 million in our exploratory expenses as a result of higher costs associated with the payment of seismic studies, primarily offshore and at the Caño Sur field, and the registration of dry wells in the Andale, Mansion, Arboleda Tibiritá 1 exploratory areas, among others, (ii) an increase of Ps$110,760 million in our general expense resulting primarily from an increase in our payment of professional fees and services, (iii) an increase in our transportation expenses of Ps$100,909 million resulting from an increase in our transportation of gas and freight and; (iv) an increase of Ps$60,740 million in our contributions and donations expenses resulting primarily from the implementation of several social investment projects in 2014. This increase was partially offset by (i) a decrease of Ps$148,414 million in our expenses associated with our agreements to support public security (ii) a decrease of Ps$128,403 million in our project expenditures, and (iii) a decrease of Ps$77,022 million in our provisioning for pensions.

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•	A decrease of 1.0%, or Ps$3,134 million, in our administrative expenses, mainly due to a decrease of Ps$23,568 million in the amortization of goodwill of the following companies: Polipropileno del Caribe S. A., Ocensa, Hocol, Andean Chemicals Ltd., Offshore International Group and Equión.

Non-operating income (expenses)

The following table sets forth our non-operating income (expenses) for the six-month periods ended June 30, 2014 and 2013.

	For the six-month period ended June 30,
	2014	2013
Non-operating income (expenses):	(Pesos in millions) (unconsolidated, unaudited)
Financial income (expense), net	35,153	67,238
Pension expenses	(275,420)	(314,908)
Other income (expenses), net	39,244	190,259
Results of subsidiaries, net	757,638	433,188

Financial income (expense), net. Financial income (expense), net, includes foreign exchange gains and losses, valuation of investments, dividends received, interest paid, securities issuance expenses and profit from sale of investments. Financial income (expense), net, decreased by 47.7%, or Ps$32,085 million, in the six-month period ended June 30, 2014, as compared to the same period in 2013, mainly due to the net effect of: (i) an increase of Ps$124,521 million in our interest expense, which was primarily driven by an increase in our indebtedness and (ii) the positive effect on our net foreign exchange results from the mark-to-market valuation of our U.S. dollar denominated assets and liabilities.

Pension expenses. Pension expenses decreased by 12.5% in the six-month period ended June 30, 2014, as compared to the same period in 2013, mainly as a result of the decrease in the amortization of our actuarial calculation for the health and education expenses of our retirees.

Other income (expenses), net. Other income includes Build, Operate, Maintain and Transfer (BOMT) income, recovery of provisions, other revenues and other recoveries. Other expenses include BOMT expenses, legal expenses and other provisions and taxes unrelated to income. Our other income, net decreased by 79.3%, or Ps$151,015 million, in the six-month period ended June 30, 2014 as compared to the same period in 2013, mainly due to a decrease of Ps$181,168 in the profits we obtained on the sale of property, plant and equipment as we sold certain interests we held in minor fields in the six-month period ended June 30, 2013.

Results of Subsidiaries, net. Results of subsidiaries, net increased by 74.9%, or Ps$324,450 million, in the six-month period ended June 30, 2014, as compared to the same period in 2013, mainly due to (i) incorporating Cenit’s consolidated results for the entire six-month period ended June 30, 2014 as opposed to only from April 1, 2013 in the six-month period ended June 30, 2013 and (ii) an increase in production and volumes sold by Hocol.

Income before income tax

Income before income taxes decreased by 11.1% in the six-month period ended June 30, 2014, as compared to the same period in 2013, as a result of the facts mentioned above.

Income tax

Income tax decreased by 13.1% in the six-month period ended June 30, 2014, as compared to the same period in 2013, as a result of lower income before income tax. We calculated our income tax using an effective tax rate of 34.5%. See Note 16 to our unaudited unconsolidated interim financial statements.

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Net Income

As a result of the foregoing, net income decreased by 10.0% in the six-month period ended June 30, 2014 compared to the same period in 2013.

Results of operations for the six-month period ended June 30, 2014 compared to the six-month period ended June 30, 2013 of Ecopetrol’s main subsidiaries.

Refinería de Cartagena S.A. In the six-month period ended June 30, 2014, Reficar recorded a net loss of Ps$189.4 billion, as compared to net loss of Ps$163.9 billion in the same period of 2013.  This increase in net loss was primarily attributable to the cracking, visco and crude oil refining unit shutdowns in line with Reficar’s expansion and modernization project. We currently expect to complete the modernization process and resume operations during the first half of 2015.

Reficar’s local sales volume of refined products in the six-month period ended June 30, 2014 decreased by 28.1% as compared to the same period of 2013. Reficar’s foreign sales volume of refined products decreased by 62.8% as compared to the same period of 2013. Both the local and foreign sales results were primarily driven by lower volumes available to be sold as a result of the craking, visco and crude oil refining unit shutdowns in line with Reficar’s expansion and modernization project.

Reficar’s cost of sales in the six-month period ended June 30, 2014 decreased by 41.8% as compared to the same period of 2013, in line with the decrease in production resulting from the cracking, visco and crude oil refining unit shutdowns.

As of June 30, 2014, Reficar’s expansion and modernization project was 92.3% complete. The progress of each of the work streams of the project is detailed below:

Work Stream	Percentage Complete

Detail Engineering	100.0%
Procurement	99.9%
Module Construction	100.0%
Construction (began October 2011)	84.8%
Total EPC	95.0%
Total project	92.3%

Cenit Transporte y Logística de Hidrocaburos S.A.S. In June 2012, we incorporated Cenit as a wholly-owned subsidiary specializing in logistics and transportation of hydrocarbons within Colombia. With the incorporation of Cenit, we have aimed to enhance the strategic and logistical framework of Colombia’s oil industry in response to the increase in hydrocarbon production and higher sales of crudes and refined products, both within Colombia and in international markets. Cenit operates with an open model in which all interested parties have the opportunity to access Cenit's transportation infrastructure.  In October 2012, we transferred our direct interests in Ocensa, ODC, Bicentenario, Oleoducto de los Llanos Orientales S.A. and Sociedad Colombiana de Servicios Portuarios S.A. to Cenit. In April 2013 we completed the transfer of our hydrocarbon transport and logistics assets to Cenit for a total amount of Ps$12.1 trillion (fixed assets plus valuation).  Cenit currently transports not only our production of crude oil and refined products but also third party production of crude oil and refined products.

In the six-month period ended June 30, 2014, Cenit recorded net income of Ps$940.7 billion, as compared to net income of Ps$289.4 billion in the period from April 1, 2013 to June 30, 2013. This increase in net income was primarily attributable to (i) a full six-month period of operations as compared to only three months during the first half of 2013 and (ii) the positive results of its subsidiaries, particularly Ocensa, which now operates under a profit center business model as discussed above.

Cenit’s total revenues in the six-month period ended June 30, 2014 were Ps$1,480.8 billion, as compared to total revenues of Ps$635.9 billion in the period from April 1, 2013 to June 30, 2013. In the first half of 2014, 74.6% of Cenit’s total volume represented transportation of our crude oil and refined products and the remainder, transportation of third party volumes and other services.

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Cenit’s cost of sales in the six-month period ended June 30, 2014 totaled Ps$1,062.3 billion, as compared to Ps$455.7 billion in the period from April 1, 2013 to June 30, 2013, which was primarily driven by the operation and maintenance contract Cenit has with us.

On April 30, 2014, Cenit’s subsidiary, Ocensa, issued U.S.$500 million of 4.00% notes due 2021 in the international capital markets.

Consolidated Results of Operations

Under Colombian Government Entity GAAP, we have no obligation to prepare consolidated interim financial statements and are only required to consolidate our year-end financial statements.  As a result, we present the following information for illustrative purposes.

As a result of acquisitions we have made since 2008 (including our acquisitions of controlling interests in Propilco, Ocensa, Hocol, Reficar, Equión and Offshore International Group), our unconsolidated results of operations and our consolidated results of operations have begun to show differences. In particular, on an unconsolidated basis, we record sales of crude oil and gas to Reficar, Hocol and Equión but we do not record sales of products from these companies. Sales of crude oil to Reficar account for substantially all of our unconsolidated Free Trade Zone crude oil sales and sales of crude oil to Hocol and Equión account for substantially all of our unconsolidated local crude oil sales. However, on a consolidated basis, sales of crude oil and gas to Reficar, Hocol and Equión are eliminated through consolidation and thus are not recorded as revenues, while sales of products from these companies to unrelated third parties are recorded as revenues. Additionally, on an unconsolidated basis, we record interest income on intercompany loans and this interest income is eliminated through consolidation.

Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity in the six-month period ended June 30, 2014 were cash generated from operations and cash and cash equivalents, together amounting to Ps$35.8 trillion. Our principal uses of liquidity in the six-month period ended June 30, 2014 included cash used in operations amounting to Ps$24.3 trillion, capital expenditures and dividend payments.

For 2014, on a consolidated basis, we expect our major cash needs to include planned capital expenditures amounting to approximately USD $10.6 billion of which approximately 17% corresponds to exploration activities, 48% corresponds to production activities and the remainder to other activities.

Use of Funds

Capital Expenditures

We plan to meet our budgeted capital expenditures for the next two to three years mainly through existing cash on hand and cash from operating activities. We also expect to access local and international financial markets to fund part of our capital expenditures.

Cash from operating activities

Net cash provided by operating activities on an unconsolidated basis increased by 37.0% in the six-month period ended June 30, 2014, as compared to the same period in 2013, mainly due to the net effect of:

•	An increase of Ps$3.5 trillion attributed to a higher turnover in account receivables.

•	A decrease of Ps$0.7 trillion in our net income, mainly due to the 9.4% increase in cost of sales. As noted above, this increase in cost of sales is primarily the result of higher costs in: (i) imported products, (ii) hydrocarbon transportation fees, (iii) ongoing well and pipeline maintenance and (iv) costs of our contracted services.

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Cash used in investing activities

In the six-month period ended June 30, 2014, net cash used in investing activities on an unconsolidated basis increased to Ps$7.3 trillion as compared to Ps$267.4 billion in the same period in 2013. This increase is primarily the result of a Ps$6.3 trillion decrease in cash provided by our redemption and sale of investments, mainly bonds issued by the Republic of Colombia. In addition, we opted to fund Ps$2.1 trillion of our operational investments more heavily through financing arrangements.

Cash provided (used) in financing activities

In the six-month period ended June 30, 2014, we experienced a reversal in our financing cash flow as we had net cash inflows of Ps$1.5 trillion as compared to cash outflows of Ps$6.6 trillion in the six-month period ended June 2013. This reversal was primarily the result of (i) an increase of Ps$3.8 trillion in our financial obligations corresponding mainly to our issuances of SEC-registered notes in a total aggregate amount of US$2 billion in May 2014 and (ii) a decrease in our dividend payments from Ps$6.8 trillion in the six-month period ended June 30, 2013 to Ps$2.5 trillion in the six-month period ended June 30, 2014.

Dividends

On March 26, 2014, our shareholders at the ordinary general shareholders’ meeting approved dividends for the fiscal year ended December 31, 2013 amounting to Ps$10.7 trillion, divided into an ordinary dividend of Ps$227 per share and an extraordinary dividend of Ps$33 per share. Dividends declared were paid in a lump sum to minority shareholders in April 2014. Dividends declared will be paid to the Nation according to the payment schedule set forth below:

Month and Year of Payment	Total Dividend (in Ps$ millions)

July 2014	1,000,000
August 2014	1,690,000
September 2014	1,690,000
October 2014	1,690,000
November 2014	1,690,000
December 2014 or January 2015	570,000
December 2014 or January 2015	570,000
December 2014 or January 2015	560,045

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Forward-Looking Statements

This current report on Form 6-K contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Most facts are uncertain because of their nature. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “should,” “plan,” “potential,” “predicts,” “prognosticate,” “project,” “target,” “achieve” and “intend,” among other similar expressions, are understood as forward-looking statements. These factors may include the following:

•	drilling and exploration activities;

•	future production rates;

•	import and export activities;

•	liquidity, cash flow and uses of cash flow;

•	projected capital expenditures;

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•	dates by which certain areas will be developed or will come on-stream; and

•	allocation of capital expenditures to exploration and production activities.

Actual results are subject to certain factors out of our control and may differ materially from the anticipated results. These factors may include the following:

•	changes in international crude oil and natural gas prices;

•	competition;

•	limitations on our access to sources of financing;

•	significant political, economic and social developments in Colombia and other countries where we do business;

•	military operations, terrorist acts, wars or embargoes;

•	regulatory developments, including regulations related to climate change;

•	natural disasters;

•	technical difficulties; and

•	other factors discussed in the Form 20-F under “Risk Factors.”

Most of these statements are subject to risks and uncertainties that are difficult to predict. Therefore, our actual results could differ materially from projected results. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this current report on Form 6-K.

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